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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO
                                (RULE 14d-100)

      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                              HELLO DIRECT, INC.
                           (Name of Subject Company)

                          GN ACQUISITION CORPORATION
                             GN GREAT NORDIC LTD.
                                  (Offerors)

                   Common Stock, Par Value, $0.001 per Share
                        (Title of Class of Securities)

                               ----------------

                                   423402106
                     (Cusip Number of Class of Securities)

                                Jorn Kildegaard
                            c/o John A. Bick, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                  Copies to:

                              John A. Bick, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE

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
          Transaction Valuation*                      Amount of Filing Fee**
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
                $94,606,816                                   $18,921

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*  Calculated by (i) multiplying $16.40, the per share tender offer price, by
   5,327,128, the sum of the number of shares of Common Stock sought in the Offer, plus (ii) payments to holders of options and warrants with an exercise price less than $16.40 in an amount per option or warrant equal to the difference between (a) $16.40 and (b) the applicable exercise price, based on 1,198,835 outstanding options and warrants with an average weighted exercise price of $9.74 per share, less (iii) the amount of certain loans payable in connection with certain options.
** Calculated as 1/50 of 1% of the transaction value.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:   Not applicable.      Filing Party: Not applicable.
    Form or Registration No.: Not applicable.      Date Filed:   Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.

  [_]issuer tender offer subject to Rule 13e-4.

  [_]going-private transaction subject to Rule 13e-3.

  [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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

                                 TENDER OFFER

  This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by GN Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of GN Great Nordic Ltd., a Danish corporation ("Great Nordic"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares") of Hello Direct, Inc., a Delaware corporation (the "Company"), at $16.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(l) and (a)(2).

  The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12. Materials to be Filed as Exhibits.

 (a)(1) Offer to Purchase dated October 11, 2000.
 (a)(2) Letter of Transmittal.
 (a)(3) Notice of Guaranteed Delivery.
 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.
 (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
 (a)(6) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.
 (a)(7) Summary Advertisement dated October 11, 2000.
 (b)    Not applicable.
 (c)    Not applicable.
 (d)(1) Agreement and Plan of Merger, dated as of October 4, 2000, among the Company, Great Nordic and Purchaser.
 (d)(2) Stock Option Agreement, dated as of October 4, 2000, among the Company,
        Great Nordic and Purchaser.
 (d)(3) Non-Disclosure Agreement, dated as of October 27, 1999, between the
        Company and GN Netcom A/S.
 (d)(4) Non-Disclosure Agreement, dated as of August 10, 2000, between the
        Company and GN Netcom, Inc.
 (e)    Not applicable.
 (f)    Not applicable.
 (g)    Not applicable.
 (h)    Not applicable.

                                   SIGNATURES

  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2000

                                          Gn Acquisition Corporation

                                               /s/ P. Michael Fairweather
                                          By: _________________________________
                                            Name:P. Michael Fairweather
                                            Title:Treasurer and Secretary

                                          Gn Great Nordic Ltd.

                                               /s/ Jorgen Lindegaard
                                          By: _________________________________
                                            Name: Jorgen Lindegaard
                                            Title:  President and Chief
                                            Executive Officer

                                               /s/ Jorn Kildegaard
                                          By: _________________________________
                                            Name: Jorn Kildegaard
                                            Title:  Executive Vice President
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                                 EXHIBIT INDEX

 Exhibit No.
 -----------
   (a)(1)    Offer to Purchase dated October 11, 2000.

   (a)(2)    Letter of Transmittal.

   (a)(3)    Notice of Guaranteed Delivery.

   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.

   (a)(5)    Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.

   (a)(6)    Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

   (a)(7)    Summary Advertisement dated October 11, 2000.

   (d)(1) Agreement and Plan of Merger, dated as of October 4, 2000, among the Company, Great Nordic and Purchaser.

   (d)(2)    Stock Option Agreement, dated as of October 4, 2000, among the
             Company, Great Nordic and Purchaser.

   (d)(3) Non-Disclosure Agreement, dated as of October 27, 1999, between the Company and GN Netcom A/S.

   (d)(4)    Non-Disclosure Agreement, dated as of August 10, 2000, between the
             Company and GN Netcom, Inc.